Exhibit 99.1

GDEV Declares One-Time, Nonrecurring Special Cash Dividend of $3.31 Per Share

February 21, 2025 – Limassol, Cyprus – GDEV Inc. (Nasdaq: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today announced that its Board of Directors has authorized and approved a one-time, nonrecurring special cash dividend of $3.31 per share, representing a yield of approximately 20% based on the volume-weighted average price of the Company’s shares for the last 30 trading days prior to today’s announcement. The special dividend is payable on March 11, 2025, to the Company’s shareholders of record as of the close of business on March 3, 2025.

This one-time special dividend, totaling approximately $60 million, will be funded from GDEV’s accumulated profits over the past few years and represents a portion of the Company’s total cash balance of approximately $153 million1 (as of Q3 2024). The Company expects to release its audited results for the 2024 financial year around the end of the first quarter of 2025.

By distributing a portion of its retained earnings, GDEV better optimizes its capital structure, reducing excess liquidity and providing for a more lean and efficient operating model. This decision reflects the Company’s commitment to disciplined capital allocation and long-term value creation. The Board’s confidence in GDEV’s financial strength underscores its proactive approach to maintaining an optimal balance between stability and growth in the volatile environment. Importantly, this special dividend is a one-time distribution and does not establish a recurring dividend program. It is not anticipated that the GDEV’s Board of Directors will declare any further dividends in the foreseeable future.

GDEV Founder, CEO, and Chairman of the Board of Directors, Andrey Fadeev, stated: “The special dividend is the first in the Company’s history since our public listing. The decision to declare a special dividend underscores our commitment to delivering value to our shareholders while maintaining a strong financial position. Our robust balance sheet enables us to return capital to shareholders without compromising our ability to invest in the Company’s long-term growth. Following this distribution, GDEV will remain debt-free with a substantial cash balance providing financial stability and the continued development of both our existing portfolio and future initiatives.”

About GDEV Inc.

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc.

1 Including the investments into high quality liquid securities.

Contacts:

Investor Relations

Roman Safiyulin	Chief Corporate Development Officer

investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.